January 24, 2007

BioFuel Energy Corp.
Registration Statement Form S-1
File No. 333-139203

Dear Ms. Long:

BioFuel Energy Corp. (the ‘‘Company’’) has filed today with the Securities and Exchange Commission (the ‘‘Commission’’), via EDGAR, Amendment No. 1 (‘‘Amendment No. 1’’) to its Registration Statement on Form S-1 (File No. 333-139203) (the ‘‘Registration Statement’’). Amendment No. 1 reflects the Company’s responses to the comments contained in your letter dated January 4, 2007, relating to the Registration Statement. Four clean copies of Amendment No. 1, and four copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 1.

Set forth below in bold font are the comments of the staff of the Commission (the ‘‘Staff’’) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure. Where requested, supplemental information is provided.

General

1.	Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided. You must file this amendment prior to circulating the prospectus.

We acknowledge the Staff’s comment, and we confirm that we will include all information that is not subject to Rule 430A in a subsequent amendment. We further confirm that we will file this amendment prior to circulating the prospectus, and we understand that the SEC will need adequate time to review this information.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

We acknowledge that all exhibits are subject to the Staff’s review. We have filed various exhibits with Amendment No. 1. Any additional required exhibits will be filed with subsequent amendments. We understand that the Staff will need adequate time to review these materials.

3.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

We acknowledge the Staff’s comment, and we undertake to arrange to have the NASD call the Staff or provide the Staff with a letter that the NASD has cleared the filing.

4.	Please do not use smaller type in tables, footnotes and charts as you do on pages 30, 46, 80, 82, and 83, for example.

We have eliminated smaller type in all tables, footnotes and charts.

Industry and Market Data, page ii

5.	Please revise the last three sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

We have revised the last three sentences in the Industry and Market Data section in accordance with the Staff’s comment. (See page ii).

Summary, page 1

6.	Disclosure on pages 1-4 of the prospectus summary repeats information contained on pages 54-57 of the Business section of the prospectus. Please shorten the prospectus summary. For example, if you want to highlight key aspects of your business strategy, please do so in a short bullet-point list. See instruction to Item 503(a) of Regulation S-K.

We have shortened the disclosure in the prospectus summary as requested by the Staff. We believe that the prospectus summary as revised reflects the highlights of our business that would be most important to investors and represents a summary version of the full ‘‘Business’’ section. (See pages 1-4).

7.	Please balance your disclosure in this section with the risks you disclose in the Risk Factors section. We note your boilerplate list of risks on page 5; however, this list does not adequately balance your marketing language. For example, you frequently discuss your relationship with Cargill and the associated benefits of that relationship without balancing this disclosure with the rights Cargill has to terminate its relationship with the company and prevent competitors from acquiring shares of the company. Also disclose that you have waived any claim of conflict of interest against Cargill and that Cargill has similar arrangements with other third party ethanol producers.

We have revised the disclosure in the Summary section to include the items mentioned in the Staff’s comment. (See page 5).

Overview, page 1

8.	Please disclose in the first paragraph that you are a development stage company.

We have revised our disclosure in the first paragraph consistent with the Staff’s comment. (See page 1).

9.	Please disclose the anticipated completion date for each of the ethanol plants listed in the table.

We have revised the tables appearing on pages 2, 58, and 64 to reflect the anticipated completion times for each of the ethanol plants listed in the tables.

10.	Please describe your intention to incur up to $340 million in debt as part of your strategy and disclose when you plan to incur this debt.

We have revised our disclosure consistent with the Staff’s comment. (See page 4).

Organizational Structure, page 5

11.	Disclose whether you will be a ‘‘controlled company’’ within the meaning of the Nasdaq rules and, as a result, will not be subject to all of the Nasdaq corporate governance requirements.

We have revised the disclosure to disclose our belief that the Company is a ‘‘controlled company’’ within the meaning of the Nasdaq rules. (See page 7).

12.	Please identify the historical LLC equity investors. Also clarify the relationship between the ‘‘historical LLC equity investors’’ and the ‘‘historical equity investors.’’

We have identified the historical LLC equity investors. We have also clarified the relationship between the ‘‘historical LLC equity investors’’ and the ‘‘historical equity investors’’. (See page 6).

13.	Please explain what ‘‘no economic rights’’ means when you refer to the class B shareholders.

We have revised the disclosure to explain what ‘‘no economic rights’’ means with respect to the class B shares. (See page 6).

14.	Please disclose that the units directly held by the historical equity investors may also be exchanged for common shares and the effect on the public shareholders.

We have revised the disclosure to state that the units directly held by the historical LLC equity investors may also be exchanged for common shares. In addition, we have added to the disclosure that we believe any exchange will be neutral to the public shareholders, except for the tax benefit generated for the Company which would inure to the common shareholders. (See page 6).

15.	Describe the tax receivables agreement and the effect on the shareholders.

We have revised the disclosure to describe the ‘‘tax benefit sharing agreement’’ and the effect on the shareholders. (See page 6).

16.	Please clarify whether future distributions by the LLC will flow to the public shareholders in the same manner as to the historical equity investors through their proportionate membership interest in the LLC or whether they are subject to different allocations, such as pursuant to the tax receivable agreement.

We have revised the disclosure to clarify that distributions, other than distributions to cover tax obligations in respect of the LLC, will be dividended to holders of our common stock. (See pages 6, 36 and 100).

Risk Factors, page 9

We may not be able to implement our strategy as planned or at all, page 9

17.	Please define ‘‘EPC’’ agreements.

We have revised the disclosure on page 11 to define ‘‘EPC’’ agreements.

We will be dependent on our commercial relationship with Cargill . . ., page 12

18.	Please describe in plain English how Cargill can terminate its marketing and supply agreements if provisional acceptance under your EPC contracts does not occur by December 31, 2009.

We have revised the disclosure to describe the circumstances under which Cargill may terminate its agreements with us. (See page 14).

19.	Please describe any agreements or procedures by which you will ensure that no prohibited party acquires 30% or more of your common stock. Also identify these prohibited parties.

We currently have no agreements or structure in place by which we will ensure that no identified party acquires 30% or more of our common stock, and we do not expect to have any such agreements or structures in the future. We will implement a procedure upon initiation of public trading to monitor Schedule 13D filings so that we will be informed of any parties accumulating ownership of our stock. If any identified party accumulates a significant amount of stock, our Board of Directors will address the matter at that time consistent with its fiduciary duties under applicable law. We have revised the disclosure to reflect this and to identify the five parties designated by Cargill. (See page 14).

20.	We note your disclosure on page 19 that Cargill has entered into similar arrangements with other ethanol producers. Please briefly describe, in the paragraph relating to conflict of interests and in greater detail in the Business section, the arrangements Cargill has with other third party ethanol producers, such as those in its common marketing pool. Disclose the effect that the waiver of conflict of interests may have on the company as a result of these other arrangements.

We have revised the disclosure in the Risk Factors section and in the Business section in accordance with the Staff’s comment. (See pages 15 and 71).

We expect to incur a significant amount of indebtedness . . ., page 14

21.	It appears that you are including multiple risks under this subheading. The risks relating to the related party transactions with Greenlight Capital, Inc. and Third Point LLC should stand alone under its own explanatory subheading. Please revise accordingly.

We have revised the risk factor in a manner consistent with the Staff’s comment. (See pages 16-18).

Our only material asset after completion of this offering will be . . ., page 23

22.	Please disclose in this risk factor and on page 34 the distribution restrictions in your operating, debt and tax receivables agreements.

We have revised the disclosure to describe distribution restrictions in the Company’s various arrangements. (See page 24). Please note that the disclosure on page 36 also includes a description of the distribution restrictions.

If BioFuel Energy Corp. were deemed an ‘‘investment company’’ . . .., page 23

23.	Please describe the circumstances under which the company would cease participation in the management of the LLC.

The only circumstance under which the Company would cease participation in the management of the LLC is if it withdraws as, or otherwise ceases to be, the ‘‘Managing Member’’ of the LLC. While we believe this is a remote possibility, we believe the risk factor is warranted in light of the adverse consequences of the Company becoming subject to the Investment Company Act of 1940.

Our historical equity investors, including some of our officers and directors . . ., page 25

24.	Since the affiliates of Greenlight Capital and Third Point are controlled by your directors, include the shares held by these entities and their affiliates in the calculation of voting power attributable to your officers and directors. Make similar changes on page 80.

We have revised the disclosure to include the shares held by Greenlight Capital and Third Point and their affiliates in the calculation of voting power attributable to the Company’s officers and directors. (See pages 27 and 89).

The requirements of being a public company . . ., page 27

25.	Quantify the costs of being a public company.

We expect to incur substantial costs including transfer agent and listing fees, D&O insurance costs, independent director fees, increased costs of outside auditors and attorneys, Section 404 compliance costs, internal audit function costs, ‘34 Act reporting costs and others. We are not able to quantify the total costs of being a public company because we are still in the process of evaluating and implementing all of the policies, procedures and arrangements associated with being a public company. Furthermore, while we may ultimately be able to accurately quantify the third party costs of being public, the internal costs will be much more difficult to quantify.

Our auditors have identified material weaknesses . . ., page 26

26.	Please clarify the status of the material weaknesses and their components disclosed here. Please also more fully describe your remediation process. Please disclose whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so. Please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

We have revised the disclosure to clarify the status of the material weaknesses and to describe the steps that we are taking to remediate the material weaknesses identified. (See pages 28-29).

Recapitalization, page 29

27.	You disclose that you will amend and restate the limited liability company agreement to replace the various classes of existing LLC membership interests with a single class of membership interests. Please tell us how the ratios of exchange were determined. Are there any preferential ratios? If so, why and how are they going to be accounted for?

The existing LLC agreement contemplates the possibility of an initial public offering, and it contains provisions that specify the exchange ratio of the new units for the various existing units. The precise exchange ratio for each unit depends on the actual initial public offering price. In a subsequent amendment, we will include a price range. Using the mid-point of that range, we will show the impact of these exchanges on the ownership percentages of the LLC.

Use of Proceeds, page 33

28.	Please quantify and state the amount of net proceeds you anticipate using for each of the purposes listed. For example, disclose how much of the proceeds will be used to repay outstanding indebtedness under your subordinated loan agreement and how much of the proceeds will be used to fund the equity portion of the cost to construct your third, fourth and fifth ethanol plants.

We have revised the disclosure to quantify and state the amount of net proceeds the Company anticipates using for each of the purposes listed. (See page 35).

29.	If a material amount of other funds are necessary to construct the third, fourth and fifth ethanol plants, state the amounts and sources of such other funds needed for each plant. See Instruction 3 to Item 504 of Regulation S-K.

We have revised the disclosure on page 35 to reflect the funds necessary to construct the third, fourth and fifth plants. Please note that this disclosure also appears on pages 4, 8, 11 and 61.

Dilution, page 36

30.	Revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire, including securities granted under the 2006 equity incentive plan.

We have revised the dilution table in a manner consistent with the Staff’s comment. (See page 39).

31.	Please also provide dilution information assuming the underwriters exercise the over allotment option.

We have revised the dilution table and the accompanying disclosure in a manner consistent with the Staff’s comment. (See page 39).

Selected Financial Data, page 38

32.	Please present your net loss per share data within your selected financial data. See Item 301 of Regulation S-K.

We have revised the Selected Financial Data table to reflect the net loss per share data. (See page 40).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

33.	Please disclose the following information for each of your construction projects:

•	The costs incurred to date for the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

•	The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimatable, disclose that fact and the reason why it is not known.

We have provided the disclosure requested by the Staff. (See page 41).

Liquidity and Capital Resources, page 42

34.	Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

We have revised our liquidity section to reflect the additional information requested by the Staff. (See page 45).

35.	Please disclose whether you have sufficient cash or other means to fund your operations for the next twelve months without the offering. Clearly disclose if you are dependent upon the offering proceeds.

We have revised the disclosure in response to the Staff’s comment. (See page 45).

Contractual Obligations, page 45

36.	You disclose in note (3) to the table that there are minimum charges payable under your ethanol and distillers grain marketing agreements that cannot be currently estimated. Please disclose why you are unable to estimate the minimum charges payable.

We have revised our disclosure to describe the minimum charges payable under the referenced agreements. (See page 49).

Business, page 54

37.	Please disclose the material terms of all the Cargill agreements, including the various elements of products and services to be delivered by each party, the contract period, payment terms and amounts, obligations of the parties, events and circumstances that trigger milestone payments, and termination provisions.

We have added a new section describing in greater detail the terms of our agreements with Cargill in accordance with the Staff’s comment. (See pages 67-70).

38.	Please explain the relationship among Cargill, the other third party ethanol producers it is affiliated with, and your company. For example, disclose whether Cargill has the same agreements and ownership interest in these other third party ethanol producers and what effect that has on your competition.

We have revised the disclosure to provide the information known to us regarding Cargill’s other ethanol company affiliations. (See page 71).

39.	Please disclose whether you have any licenses or intellectual property.

The only material licenses or intellectual property of the Company are the rights associated with our tradename and corporate logo, for which we have filed for federal trademark protection, as disclosed on page i, and our rights under the Delta-T license agreement which we have described on page 71.

40.	We note that Delta-T Corporation is providing the technology for the Wood River and Fairmont Plants. Please file any agreements and describe all material terms related to your relationship with Delta-T.

We have added a section describing our license agreements with Delta-T. We have also filed the license agreements as exhibits to Amendment No. 1 subject to a confidential treatment request. (See page 71).

BioFuel Energy, LLC limited liability agreement, page 81

41.	Please explain in greater detail the terms and the purpose for the delivery of the shares under the agreement.

We have revised the disclosure to explain in greater detail the terms and purpose of the contractual requirement to deliver the shares. (See pages 89-90).

Certain relationships and related party transactions, page 82

Transactions with Cargill, page 83

42.	Please file the limited liability company agreement of Cargill Biofuels Investments, LLC, which reflects the prohibited party provision.

The agreement that reflects the prohibited party provision is currently in the existing LLC agreement and not the Cargill Biofuels Investments, LLC agreement. We intend to file as an exhibit the amended and restated LLC agreement in a subsequent amendment. The amended and restated LLC agreement will not have such a provision. It will instead be included in a separate agreement with Cargill which we intend to file as an exhibit to the Registration Statement. We have revised the disclosure consistent with the foregoing. (See page 93).

Transactions with TIC, page 84

43.	Please describe the material terms of the EPC contracts, including the payment terms.

We have added a section to the Business section describing the material terms of the EPC contracts and have filed the EPC contracts as exhibits to Amendment No. 1 subject to a confidential treatment request. (See pages 70-71).

Transactions regarding BioFuel Solutions Delaware, page 84

44.	Please describe these transactions in greater detail and explain the relationships among the entities you mention and your officers and directors.

We have disclosed additional detail regarding the referenced transactions. (See page 94).

Amended BioFuel Energy, LLC limited liability company agreement, page 86

45.	Please remove the statement in the last sentence of the first paragraph that the description is qualified by reference to the limited liability company agreement, as it is inconsistent with Rule 411 of Regulation C.

We have removed the sentence referenced in the Staff’s comments. (See page 95).

46.	Please describe the material provisions of the LLC agreement in greater detail.

We have added greater detail regarding the material provisions of the LLC agreement. (See pages 95-96).

Description of capital stock, page 91

47.	Please also include a description of the LLC units since you are dependent upon distributions from the LLC to make distributions and pay for taxes and other expenses.

We have added greater detail to the description of the LLC membership interests. (See page 101).

BioFuel Energy Corp. Financial Statements

General

48.	Please note that you should give retroactive effect for any expected stock split to your financial statements and disclosures throughout the filing. Please advise or revise accordingly.

The Company may effect a stock split as part of the initial public offering. The specifics around any stock split will be determined when the pricing range is established. At that time we will give retroactive effect to any such stock split in the Company’s financial statements.

Consolidated Balance Sheet, page F-3

49.	Please disclose in a footnote the dollar amount of your accounts payable, as of each balance sheet date, that relates to property, plant and equipment.

We have provided the requested disclosure on page F-7.

Note 2 — Summary of Significant Accounting Policies, page F-7

50.	Please disclose the range of useful lives for each category of property, plant and equipment you have presented. See paragraph 13 of APB 22.

We have revised Note 2 in accordance with the Staff’s comment. (See page F-7).

Recent Accounting Pronouncements, page F-8

51.	You disclose that SAB 108 is effective as of December 31, 2006. Since your registration statement did not go effective on or before November 15, 2006, SAB 108 is already effective for you and you would be required to restate prior year(s) financial statements that are materially misstated in accordance with paragraph 25 of SFAS 154. See note (6) of SAB 108. Please revise your disclosure accordingly.

We have revised our disclosure in accordance with the Staff’s comment. (See page F-9).

Note 7 — Share Based Payments, page F-11

52.	Please show us how you computed the fair values of each equity issuance and the call option on Energy LLC’s value. In doing so, please also provide us with more detailed information as to how the lack of marketability discounts were determined. Please discuss all examples that you considered in deriving your lack of marketability discounts. Refer to the speech given by Todd Hardiman, Associate Chief Accountant, at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments on December 6, 2004.

The fair value of each equity issuance was determined first by calculating the total fair value of Energy LLC’s total invested capital at valuation dates approximating each option issue date. These total invested capital fair values were determined using the discounted cash flow method. After the fair values of total invested capital were determined, such values were allocated amongst the equity units that existed at each valuation date using the Option Pricing Method, as outlined in the AICPA Audit and Accounting Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Black-Scholes Option Pricing Model was utilized for this calculation. Once the total invested capital values were allocated amongst the components of Energy LLC’s capital structure, discounts for lack of marketability were applied to the equity classes.

In estimating the fair values of Energy LLC’s total invested capital, Energy LLC’s business plan forecasts at each valuation date were used as bases for the discounted cash flow calculations. These business plans considered the expectations of the timing of revenue and earnings once Energy LLC’s plants are operational, the expected demand for Energy LLC’s products, the expectations in ethanol pricing, as well as other market and industry factors.

The discount rates utilized in the analysis reflect the risks involved in a development stage company such as Energy LLC. The selected discount rates were developed with consideration of a weighted average cost of capital analysis, as well as the consideration of the venture capital rates of return cited in the aforementioned AICPA guide.

Note that the discount rates selected for each valuation date also consider Energy LLC’s progress towards the business plan to date, including any risks that have been mitigated due to achieving certain milestones.

The major risk factors considered in selecting discount rates include, but are not limited to, the following:

•	Obtaining financing required to build the plants;

•	Obtaining Engineering, Procurement, and Construction (‘‘EPC’’) contracts to build the plants;

•	Obtaining EPA permits; and

•	Execution of Cargill contracts.

The following table shows the selected discount rates used in the calculation:

	May 1, 2006	June 30, 2006	September 30, 2006
Discount Rate	40%	35%	30%

The discount rate for the May 2006 valuation date considers that some equity financing was achieved and one EPC contract, for the Wood River plant, was obtained.

The discount rate was adjusted downward for the June 2006 valuation date given that (a) Energy LLC had been able to circulate a debt information memorandum and that it received favorable response from potential investors, (b) management had positive indications that the EPC contract for the Fairmont plant would be obtained, and (c) management had positive indications that the Cargill contracts would be secured once the debt was secured.

The discount rate was further adjusted downward for the September 2006 valuation given that (a) the debt and equity financing required to build the proposed Wood River and Fairmont plants were achieved, (b) both EPC contracts for the Wood River and Fairmont plants were obtained, (c) the Cargill contracts were executed as part of the closing of the debt financing and (d) the EPA permits were likely to be obtained in October 2006.

The discount rates were applied to the forecasted cash flows, which resulted in estimates of total invested capital value at each valuation date.

	May 1, 2006	June 30, 2006	September 30, 2006
Total Invested Capital	$136,200,000	$174,200,000	$259,300,000

Under the applied methodology, total invested capital values at each valuation date were allocated to components of Energy LLC’s capital structure (debt and equity) based on a series of call options on the total invested capital value.

The Black-Scholes option pricing model was applied using the following assumptions:

Underlying Security Price

The underlying security price for all of the options is the total invested capital value calculated using the DCF method.

Exercise Price

Exercise prices are based on the amounts that each debt and equity class is entitled to if a liquidation event were to occur, as well as the order of distributions outlined in Energy LLC’s LLC Agreement. The exercise price also considers the amount of total invested capital value at which each holder of debt and equity would be able to ‘‘exercise’’ their option on the total invested capital value of the company. The debt holders, for example, would be able to ‘‘exercise’’ their option on the total invested capital value at any amount greater than zero, given that the debt holders have the first claim on any total invested capital value.

Term

Given that the Black-Scholes model assumes a finite term, several scenarios of when a liquidation event (i.e., IPO) would occur were assumed, based on the expectations at each valuation date. These scenarios were subsequently weighted based on the likelihood of those outcomes. These probabilities reflect Energy LLC’s best estimates of when an IPO or other liquidation event would occur, given the milestones achieved at each valuation date. The assumptions were as follows:

May 1, 2006 Valuation Date:
Scenario A:	IPO to occur 3 years from the valuation date at 50% weighting
Scenario B:	IPO to occur 5 years from the valuation date at 50% weighting
June 30, 2006 Valuation Date
Scenario A:	IPO to occur on March 31, 2007 at 25% weighting
Scenario B:	IPO to occur 3 years from the valuation date at 37.5% weighting
Scenario C:	IPO to occur 5 years from the valuation date at 37.5% weighting
September 30, 2006 Valuation Date
Scenario A:	IPO to occur on March 31, 2007 at 25% weighting
Scenario B:	IPO to occur 3 years from the valuation date at 37.5% weighting
Scenario C:	IPO to occur 5 years from the valuation date at 37.5% weighting

Note that for the May 2006 valuation date, an IPO or other liquidation event was considered to be likely only three or five years from the date of value given that, at that time, Energy LLC had secured only equity financing and many of the required contracts were not yet obtained. For the June 2006 and September 2006 valuation dates, the likelihood of a 2007 IPO or liquidation event was considered given the significant progress Energy LLC had achieved at those valuation dates.

Volatility

Given that Energy LLC is a privately-held company, volatilities of comparable companies were used as proxies. The comparable companies were: Aventine Renewable Energy Holdings, Inc., Pacific Ethanol, Inc., and Verasun Energy Corp. Note that not all of these companies were public at each of the valuation dates; therefore, this market-based assumption is based on the data available at each date. The volatility assumptions at each valuation date were as follows:

May 1, 2006:	60% based on Pacific Ethanol’s implied volatility
June 30, 2006:	59% based on an average of Pacific Ethanol’s and Verasun’s implied volatilities
Sept. 30, 2006:	56% based on an average of Aventine’s, Pacific Ethanol’s, and Verasun’s implied volatilities

Risk-Free Rates

Based on US Treasury Strips at each valuation date that match the term of the option

The allocation of total invested capital value resulted in the following:

As of May 1, 2006	Total Fair Value	Number of Shares Outstanding	Fair Value Per Share
Debt	$91,911,204	na	na
A Units	34,932,610	9,175,000	3.81
B Units	—	—	na
M Units	1,340,628	375,000	3.58
C Units	6,506,753	2,625,000	2.48
D Units	1,508,806	875,000	1.72
Total Invested Capital	136,200,000

As of June 30, 2006	Total Fair Value	Number of Shares Outstanding	Fair Value Per Share
Debt	$120,385,798	na	na
A Units	42,462,792	9,332,500	4.55
B Units	—	—	na
M Units	1,788,737	425,000	4.21
C Units	7,744,162	2,676,875	2.89
D Units	1,818,512	892,292	2.04
Total Invested Capital	174,200,000

As of September 30, 2006	Total Fair Value	Number of Shares Outstanding	Fair Value Per Share
Debt	$156,996,564	na	na
A Units	74,459,127	9,357,500	7.96
B Units	6,977,751	950,000	7.35
M Units	3,080,234	425,000	7.25
C Units	14,365,435	2,683,125	5.35
D Units	3,420,888	894,375	3.82
Total Invested Capital	259,300,000

After the total invested capital values at each valuation date were allocated to each debt and equity class, the total fair value of each equity class was divided by the number of shares outstanding at each valuation date.

Discounts for lack of marketability were subsequently applied to reflect the lack of a ready market for an ownership interest in the privately held business of Energy LLC.

Because of the lack of a ready market, a holder of an interest in a private company such as Energy LLC may not be able to sell the interest when a decline in the value of the interest is anticipated or when alternative investment opportunities become available. To compensate for this added risk, the price of such an interest would have to be adjusted to yield a higher investment return given the increased uncertainties.

The lack of marketability discount reflects the impact on value of a security’s lack of marketability. An interest that is not registered with the Securities and Exchange Commission is not saleable on public securities markets and is not readily convertible to cash. In the words of the Securities and Exchange Commission:

‘‘As a general principle, the current fair value of restricted securities would appear to be the amount which the owner might reasonably expect to receive from them upon their current sale. This depends upon their inherent worth, without regard to the restrictive feature, adjusted for any diminution in value resulting from the restricted feature.’’ [Accounting Series, Release 113]

In valuations performed for financial reporting purposes, the quantification of marketability discounts should consider the volatility of the underlying security, the duration of the prohibition, and the risk-free rate.

This is consistent with the guidance set forth in a 2004 SEC speech at the 2004 AICPA Conference on SEC and PCAOB Developments, where the SEC staff indicated:

‘‘The SEC staff indicated that issues in supporting discounts fall into two general categories: situations where the type of the discount does not appear appropriate and situations where the magnitude of the discount is unsupported. To support the magnitude, it’s not enough to simply cite the average marketability discount used by your investment banker or to highlight the amounts of the discount within a broad range when noted in an academic study. As a starting point in evaluating these discounts, the SEC staff tries to understand the duration of any restrictions and the volatility of the underlying stock.’’

The statement above is also consistent with the concepts in FASB Statement 157, which states that:

‘‘[I]n estimating the fair value of the restricted securities, the quoted price of an otherwise identical unrestricted security shall be adjusted for the effect of the restriction, considering factors such as the nature and duration of the restriction, the volatility of the unrestricted security, and the risk-free interest rate.’’

A method for quantifying a discount for lack of marketability that considers these factors is referred to as the protective put approach. This approach posits that a principal disadvantage of holding restricted stock is that the holder is unable to sell the underlying security to liquidate the position if the stock starts to fall in value. This approach suggests that a put option is the price that would be paid to protect against the downside risk during the period of prohibition.

For this valuation, the marketability discount was calculated by determining the value of the at-the-money put option at each valuation date, with the total invested capital value as the underlying security price, and the same assumptions, at each valuation date, as that which has been outlined above (e.g., for volatility, risk-free rate, term, as well as the weighting of the expected terms).

After calculating the put option values at each of the valuation dates, such values were divided by the respective total invested capital values at each valuation date to result in the indicated marketability discounts at each valuation date.

The following table shows the calculated discounts for lack of marketability based on the ‘‘protective put’’ approach:

	May 1, 2006	June 30, 2006	September 30, 2006
Marketability Discount	32%	28%	27%

The concluded per share values for the Class M, C, and D units were as follows:

	May 1, 2006	June 30, 2006	September 30, 2006
Class M Units	$2.43	$3.03	$5.29
Class C Units	1.69	2.08	3.91
Class D Units	1.17	1.47	2.79

53.	Please tell us what consideration you gave to identifying and filing a consent from the person who performed the independent valuation of your Class M, C and D Units. Rule 436(b) of Regulation C requests that you either identify the consultant and include a consent, or revise your disclosure to eliminate the reference to the consultant. Please advise or revise.

We have revised our disclosure to eliminate the reference to the consultant. (See page F-12).

Note 9 — Commitments and Contingencies, page F-13

54.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Our leases do not contain step rent or capital improvement funding or other lease concessions. Our leases do include escalation clauses which are tied to the change in the Consumer Price Index. As the escalation clause is tied to the change in the index, and not the index itself, this escalation clause is considered to be contingent rent and is not included in our minimum lease payments. We have revised the disclosure in Note 9 to indicate our policy with regard to these escalation clauses. See page F-13.

Note 10 — Related Party Transaction, page F-14

55.	In regards to your advisory agreement with one of your founders discussed here and on page 83, please tell us the nature of work being performed by this individual. Please provide an estimate as to the monthly commitment, in terms of hours, that the individual provides to you. Also, please tell us if any minimum commitment of hours is included in the advisory agreement, and if so, how you are enforcing this requirement.

Irik Sevin was one of the founders of BioFuel Energy, LLC. He played an important role in the formation of the Company with a particular focus on raising equity and securing project finance debt for the construction of our first two plants. He was also primarily responsible for originating the Company’s tax incentive financing in Nebraska. Overall, he was significantly involved in structuring the transactions. He also worked to help strengthen the Company’s relationship with Cargill and on the various agreements between the Company and Cargill. Finally, Mr. Sevin was involved in preparing the material needed by potential underwriters and participated in certain key meetings with several of the firms selected. Consequently, Mr. Sevin possesses substantial institutional knowledge regarding the Company, its business, its lenders and its proposed initial public offering. He is particularly familiar with the agreements put into place in connection with securing the Company’s equity and debt financing.

Since his resignation in July 2006, this knowledge has been, and is likely to continue to be, useful in the course of the next twelve months to various members of the management team. Mr. Sevin is in regular contact with our Chairman, Thomas Edelman, often as frequently as several times a week, regarding the Company, its business and the renewable fuels industry in general. Although Mr. Sevin is not required under his July 18, 2006 letter agreement to perform any particular functions or to commit any predetermined amount of time to the Company’s business, he has spent considerable time on the subject and has committed to continue to make himself available to management and staff to the full extent he can in all instances where his knowledge, expertise and advice would benefit the Company. Finally, Mr. Sevin has extensive relationships with individuals and companies engaged in the retail and wholesale distribution of petroleum products. He has and continues to utilize those relationships to introduce the Company to significant ethanol customers engaged in gasoline retailing and ethanol blending.

Exhibits

56.	Please file all the exhibits required by Item 601 of Regulation S-K, including the option agreements to purchase land for your third and fourth plants and the Sevin advisory agreement.

We have filed or intend to file the documents referenced in the Staff’s comments. Any additional required exhibits will be filed with subsequent amendments.

Please contact the undersigned at (212) 474-1048, or, in my absence, Chrystie Hale Perry at (212) 474-1476 or Sarah K.L. Chow at (212) 474-1230, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,
Ronald Cami

Ms. Pamela Long
        Assistant Director
                United States Securities and Exchange Commission
                        Division of Corporation Finance
                                100 F Street, N.E.
                                        Washington, D.C. 20549-7010

119A

FEDERAL EXPRESS

Copy to:

Ms. Brigitte Lippmann,
    United States Securities and Exchange Commission

Mr. Jeffrey Gordon,
    United States Securities and Exchange Commission

Mr. Scott H. Pearce,
     BioFuel Energy Corp.

Mr. Michael N. Stefanoudakis,
    BioFuel Energy Corp.